Exhibit 99
Excerpt from Notes 2 and 13 to Fiscal Year 2009 Consolidated Financial Statements of
UGI Corporation and Subsidiaries
(Millions of dollars and euros, except per share amounts and where indicated otherwise)
Equity-Based Compensation
All of our equity-based compensation, principally comprising UGI stock options, grants of UGI stock-based equity instruments and grants of AmeriGas Partners equity instruments (together with UGI stock-based equity instruments, “Units”), is measured at fair value on the grant date, date of modification or end of the period, as applicable. Compensation expense is recognized on a straight-line basis over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of equity-based awards may be presented as a liability or as equity in our Consolidated Balance Sheets. Equity-based compensation costs associated with the portion of Unit awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of Unit awards classified as liabilities are measured based upon their estimated fair value at the grant date and remeasured as of the end of each period.
We have calculated a tax windfall pool using the shortcut method. We record deferred tax assets for awards that we expect will result in deductions on our income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax benefit received on the income tax return are recorded in Common Stock (if the tax benefit exceeds the deferred tax asset) or in the Consolidated Statements of Income (if the deferred tax asset exceeds the tax benefit and no tax windfall pool exists from previous awards).
UGI Equity-Based Compensation Plans and Awards. Under the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006 (the “OECP”), we may grant options to acquire shares of UGI Common Stock, stock appreciation rights (“SARs”), UGI Units (comprising “Stock Units” and “UGI Performance Units”) and other equity-based awards to key employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Awards granted under the OECP may vest immediately or ratably over a period of years, and stock options can be exercised no later than ten years from the grant date. In addition, the OECP provides that awards of UGI Units may also provide for the crediting of dividend equivalents to participants’ accounts. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.
Under the OECP, awards representing up to 15,000,000 shares of UGI Common Stock may be granted. The maximum number of shares that may be issued pursuant to grants other than stock options or SARs is 3,200,000. Dividend equivalents on UGI Unit awards to employees will be paid in cash. Dividend equivalents on non-employee director awards are paid in additional Stock Units. UGI Unit awards granted to employees and non-employee directors are settled in shares of Common Stock and cash. Beginning with Fiscal 2006 grants, UGI Unit awards granted to Antargaz employees are settled in shares of Common Stock. With respect to UGI Performance Unit awards, the actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of market performance goals and service conditions. It is our practice to issue treasury shares to satisfy substantially all option exercises and UGI Unit awards. We do not expect to repurchase shares for such purposes during Fiscal 2010.
In June 2008, the Company cancelled and regranted UGI Unit awards and UGI stock option awards previously granted to certain key employees of Antargaz. The cancellation and regrants did not affect the number of UGI Units or stock options awarded and we did not record any incremental expense as a result of these cancellations and regrants.

UGI Stock Option Awards. Stock option transactions under the OECP and predecessor plans for Fiscal 2007, Fiscal 2008 and Fiscal 2009 follow:

				Weighted
		Weighted	Total	Average
		Average	Intrinsic	Contract Term
	Shares	Option Price	Value	(Years)
Shares under option — September 30, 2006	5,843,852	$17.06

Granted	1,326,800	$27.12
Exercised	(812,573)	$13.20	$11.8

Shares under option — September 30, 2007	6,358,079	$19.65

Granted	1,423,800	$27.25
Cancelled	(147,300)	$27.03
Exercised	(982,334)	$15.64	$11.2

Shares under option — September 30, 2008	6,652,245	$21.71	$30.9	6.6

Granted	1,411,200	$24.65
Forfeited	(87,334)	$25.81
Exercised	(474,618)	$13.30	$6.0

Shares under option — September 30, 2009	7,501,493	$22.74	$23.2	6.4

Options exercisable — September 30, 2007	3,568,746	$16.75
Options exercisable — September 30, 2008	3,960,778	$18.93
Options exercisable — September 30, 2009	4,744,054	$21.00	$21.9	5.3

Non-vested options — September 30, 2009	2,757,439	$25.74	$1.3	8.3

Cash received from stock option exercises and associated tax benefits was $6.3 and $2.2, $15.4 and $3.7, and $10.7 and $4.0 in Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively. As of September 30, 2009, there was $3.8 of unrecognized compensation cost associated with unvested stock options that is expected to be recognized over a weighted-average period of 1.8 years.
The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2009:

	Range of exercise prices
	$6.88 -	$16.25 -	$22.38 -
	$15.65	$21.73	$28.02
Options outstanding at September 30, 2009:
Number of options	529,325	2,653,102	4,319,066
Weighted average remaining contractual life (in years)	2.8	4.7	7.8
Weighted average exercise price	$11.82	$19.52	$26.07

Options exercisable at September 30, 2009
Number of options	529,325	2,533,102	1,681,627
Weighted average exercise price	$11.82	$19.47	$26.19
UGI Stock Option Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $4.13 in Fiscal 2009, $5.06 in Fiscal 2008, and $5.71 in Fiscal 2007. These amounts were determined using a Black-Scholes option pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The expected life of option awards represents the period of time during which option grants are expected to be outstanding and is derived from historical exercise patterns. Expected volatility is based on historical volatility of the price of UGI’s Common Stock. Expected dividend yield is based on historical UGI dividend rates. The risk free interest rate is based on U.S. Treasury bonds with terms comparable to the options in effect on the date of grant.

The assumptions we used for valuing option grants during Fiscal 2009, Fiscal 2008 and Fiscal 2007 are as follows:

	2009	2008	2007
Expected life of option	5.75 years	5.75 - 6.75 years	6 - 6.75 years
Weighted average volatility	23.7%	20.9%	21.5%
Weighted average dividend yield	3.0%	2.8%	2.9%

Expected volatility	20.3% - 23.7%	20.3% - 20.9%	20.8% - 21.5%
Expected dividend yield	2.9% - 3.2%	2.8% - 2.9%	2.8% - 2.9%
Risk free rate	1.7% - 3.0%	3.4% - 3.6%	4.3% - 4.7%
UGI Unit Awards. UGI Stock and UGI Performance Unit awards entitle the grantee to shares of UGI Common Stock or cash once the service condition is met and, with respect to UGI Performance Unit awards, subject to market performance conditions. UGI Performance Unit grant recipients are awarded a target number of Performance Units. The number of UGI Performance Units ultimately paid at the end of the performance period (generally three-year periods) may be higher or lower than the target amount, or even zero, based on UGI’s Total Shareholder Return (“TSR”) percentile rank relative to companies in the Standard & Poor’s Utilities Index (“UGI comparator group”). Based on the TSR percentile rank, grantees may receive 0% to 200% of the target award granted. If UGI’s TSR ranks below the 40th percentile compared to the UGI comparator group, the employee will not receive an award. At the 40th percentile, the employee will be paid an award equal to 50% of the target award; at the 50th percentile, 100%; and at the 100th percentile, 200%. The actual amount of the award is interpolated between these percentile rankings. Dividend equivalents are paid in cash only on UGI Performance Units that eventually vest.
The fair value of UGI Stock Units on the grant date is equal to the market price of UGI Stock on the grant date. Under GAAP, UGI Performance Units are equity awards with a market-based condition which, if settled in shares, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of UGI Performance Units are estimated using a Monte Carlo valuation model. The fair value associated with the target award is accounted for as equity and the fair value of the award over the target, as well as all dividend equivalents, is accounted for as a liability. The expected term of the UGI Performance Unit awards is three years based on the performance period. Expected volatility is based on the historical volatility of UGI Common Stock over a three-year period. The risk-free interest rate is based on the yields on U.S. Treasury bonds at the time of grant. Volatility for all companies in the UGI comparator group is based on historical volatility.
The following table summarizes the weighted average assumptions used to determine the fair value of UGI Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal
	2009	2008	2007
Risk-free rate	1.0%	2.7%	4.7%
Expected life	3 years	3 years	3 years
Expected volatility	27.1%	20.5%	19.6%
Dividend yield	3.2%	3.1%	2.6%
The weighted-average grant date fair value of UGI Performance Unit awards was estimated to be $27.91 for Units granted in Fiscal 2009, $29.70 for Units granted in Fiscal 2008, and $26.84 for Units granted in Fiscal 2007.

The following table summarizes UGI Unit award activity for Fiscal 2009:

	Total		Vested		Non-Vested
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Grant Date	Number of	Grant Date	Number of	Grant Date
	UGI	Fair Value	UGI	Fair Value	UGI	Fair Value
	Units	(per Unit)	Units	(per Unit)	Units	(per Unit)
September 30, 2008	881,675	$21.82	527,061	$18.32	354,614	$27.01
UGI Performance Units:
Granted	216,250	$27.91	—	$—	216,250	$27.91
Forfeited	(25,666)	$28.67	—	$—	(25,666)	$28.67
Vested	—	$—	192,753	$25.92	(192,753)	$25.92
Unit awards paid	(158,150)	$21.01	(158,150)	$21.01	—	$—
Performance criteria not met	—	$—	—	$—	—	$—
UGI Stock Units:
Granted (a)	52,767	$24.60	—	$—	52,767	$24.60
Vested	—	$—	62,367	$24.85	(62,367)	$24.85
Unit awards paid	(88,449)	$17.30	(88,449)	$17.30	—	$—

September 30, 2009	878,427	$23.89	535,582	$21.20	342,845	$28.09

(a)	Generally, shares granted under UGI Stock Unit awards are paid approximately 70% in shares. UGI Stock Unit awards granted in Fiscal 2008 and Fiscal 2007 were 37,732 and 44,729, respectively.
During Fiscal 2009, Fiscal 2008 and Fiscal 2007, the Company paid UGI Performance Unit and UGI Stock Unit awards in shares and cash as follows:

	2009	2008	2007
UGI Performance Unit awards:
Number of original awards granted	163,450	185,300	193,600
Fiscal year granted	2006	2005	2004
Payment of awards:
Shares of UGI Common Stock issued	117,847	0	117,987
Cash paid	$3.1	$0	$2.8

UGI Stock Unit awards:
Number of original awards granted	88,449	40,000	86,000
Payment of awards:
Shares of UGI Common Stock issued	58,376	20,000	51,400
Cash paid	$0.8	$0.6	$1.1
During Fiscal 2009, Fiscal 2008 and Fiscal 2007, we granted UGI Unit awards representing 269,017, 253,325, and 242,371 shares, respectively, having weighted-average grant date fair values per Unit of $27.26, $29.34, and $26.78, respectively.
As of September 30, 2009, there was a total of approximately $6.7 of unrecognized compensation cost associated with 878,427 UGI Unit awards outstanding that is expected to be recognized over a weighted average period of 1.8 years. The total fair values of UGI Units that vested during Fiscal 2009, Fiscal 2008, and Fiscal 2007 were $7.6, $7.1 and $6.9, respectively. As of September 30, 2009 and 2008, total liabilities of $8.9 and $6.3, respectively, associated with UGI Unit awards are reflected in “Other current liabilities” and “Other noncurrent liabilities” in the Consolidated Balance Sheets.
At September 30, 2009, 5,572,930 shares of Common Stock were available for future grants under the OECP, of which up to 1,855,956 may be issued pursuant to grants other than stock options or SARs.

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